MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

T A B L E   O F   C O N T E N T S

Page

1.

OVERVIEW

2

2.

HIGHLIGHTS OF THE QUARTER ENDED JUNE 30, 2006

2

3.

DEVELOPMENT

3

4.

EXPLORATION REVIEW

4

5.

PRODUCTION

6

6.

RESULTS OF OPERATIONS

7

7.

LIQUIDITY

9

8.

CAPITAL RESOURCES

10

9.

SUMMARY OF QUARTERLY RESULTS

10

10.

OFF-BALANCE SHEET ARRANGEMENTS

11

11.

CRITICAL ACCOUNTING ESTIMATES

11

12.

RISKS AND UNCERTAINTIES

12

13.

NON-GAAP MEASURES

14

14.

OTHER MD&A REQUIREMENTS

14

15.

DISCLOSURE OF OUTSTANDING SHARE DATA

15

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

1.

Overview

Eldorado is a gold producer based in Vancouver, Canada.  The Company owns and operates the São Bento gold mine ("São Bento") in Brazil and the Kisladag gold mine ("Kisladag") in Turkey and is constructing the Tanjianshan gold mine ("Tanjianshan") in China.  We also explore for, or may acquire, mineral properties for exploration and possible development into gold mines.

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Eldorado Gold Corporation ("Eldorado", "we", or the "Company") for the year ended December 31, 2005 and the unaudited consolidated financial statements for the six months ended June 30, 2006.  All dollar amounts in this MD&A are expressed in United States dollars unless stated otherwise.

This MD&A is prepared as of August 1, 2006.

2.

Highlights of the Quarter Ended June 30, 2006

During the quarter ended June 30, 2006, we:

•

started up the Kisladag gold mine,

•

provided an update of the mine plan and operating costs at Tanjianshan,

•

decided to proceed with the owner-operated mining option at Tanjianshan, and

•

issued an update of the exploration activities at our Vila Nova gold project in Brazil.

Start-up of the Kisladag gold mine

In April 2006, we announced the start-up of the Kisladag gold mine in Turkey.  We received all operating permits necessary for producing gold at Kisladag, commissioned the process plant and began applying leaching solution to the leachpad.

We expect that the Kisladag gold mine will produce 70,000 ounces of gold in 2006 at an estimated cash operating cost of $219 per ounce, with production increasing to 240,000 ounces in 2007.  The forecasted gold production for 2006 was adversely affected by slower than expected commissioning of the crushing circuit and conveyors, and mechanical problems with a process water supply pump.  Early in the third quarter, the crushing circuit and conveyors were commissioned and the water supply pump replaced.

The Kisladag gold mine began commercial production immediately after the quarter end, on July 1, 2006.

Updated mine plan and operating costs at Tanjianshan

In April 2006, we updated the life of mine plan for the Tanjianshan gold mine in China, based on the December 31, 2005, reserves.  The revised plan produces 1,016,000 ounces at a cash cost of $227 per ounce over a mine life of 11 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

3.

Development

Kisladag gold mine construction

During the quarter, we began operations at the Kisladag gold mine and applied leaching solution to the leachpad.  At June 30, 2006, there were approximately 2.4 million tonnes of oxide ore on the leachpad, and by the end of the year, we expect to have placed a total of approximately 5.8 million tonnes on the heap.

Our revisions to the capital budget reported in Q2 2005 remain on target, and we are forecasting total costs of $83.4 million to completion.

During the quarter ended June 30, 2006, Phase 1 construction was completed and engineering work for Phase 2 began.  Kisladag poured its first gold bar on May 12, 2006, and by the end of June had recovered 8,103 ounces of doré containing approximately 6,872 ounces of gold.  The costs related to this production have been included in inventory.  The ADR plant, leach pad and crushing system have been fully commissioned.  We experienced some difficulties with one of our two production water wells, temporarily reducing our solution flow rates to the leach pad.  The problems with the well, as well as a slower than anticipated startup of the crushing system, caused us to revise downwards our 2006 gold production estimate.  We have substantially resolved the problems with the water well, and we do not expect this issue to affect future production.

Efemçukuru

We are proceeding with the permitting process and land acquisition in 2006.  Our 2006 work plan includes an infill drilling program and a step-out drilling program designed to test the down-dip potential of the ore zone.  Preliminary engineering has begun and we expect to complete a feasibility study during the fourth quarter of 2006.

Tanjianshan

Construction costs remain on target at $63.4 million.  Expenditure to the end of June 2006 totaled approximately $51.9 million.

On April 21, 2006, we announced that we will be using the owner-operated mining option at the Tanjianshan gold mine, which is expected to result in approximately $23 million of savings in operating costs over the life of the mine.  The mining fleet cost is approximately $9 million, and as of the end of June, all of the equipment had been delivered.

Construction continues in full force at the site, with the emphasis now on completing mechanical and electrical works within the plant.  During the quarter ended June 30, 2006, we completed and commissioned the water and sewage treatment plants, as well as the laboratory, accommodation and canteen facilities.  The carbon-in-leach ("CIL") tanks are complete, along with the roof structure and tank platform steel work.  The power supply is expected to be completed by the end of July, and high density polyethylene ("HDPE") lining began on the tailings pond in June.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

During the second quarter, mining activities concentrated on the Qinlongtan pit area, where both ore (for stockpile) and waste rock are being removed.  The newly purchased mining fleet is in operation and equipment operator training is ongoing.

Eldorado's ownership in the Tanjianshan gold mine increased from 85% to 90% during the second quarter, with Eldorado having completed the $50 million investment in Tanjianshan required under the agreement.

Construction at Tanjianshan remains on schedule for starting gold production in October 2006.  We expect to produce 40,000 ounces of gold at a cash cost of $320 per ounce in 2006.

4.

Exploration Review

The second quarter marked the first full quarter of exploration activity at our Vila Nova project in Brazil and culminated in a press release of our results on June 28th.  Work in Turkey focused on the AS project near our Kisladag mine and on the Mahmur Tepe project in the Pontide region of Central Turkey.  We also continued our exploration program in China at Tanjianshan.

Brazil

At the Vila Nova gold project, results for the first full quarter of work were compiled and released on June 28, 2006.  Drill results at the Croado pit extended the gold mineralization along strike to over 300 meters, and to over 80 meters below surface.  Steeply dipping narrow high grade intervals and widespread lower grade zones are being intersected here.  At Gaivotas, comprehensive trench sampling and initial drilling confirmed the multiple zones of widespread lower grade mineralization interspersed with narrow higher grade intervals.  Drill testing also began in Vila Nova South to test a large gold in soil geochemical anomaly.

Early results on the metallurgical testwork on both oxidized and sulphidic samples are encouraging.  The tested sulphidic material was non-refractory with the gold located in fractures and along sulphide grains.

Drill testing, now being done with three contract diamond drill rigs, is planned to continue in Vila Nova South and in Gaivotas, testing to the south and along the proposed fold limb connecting Gaivotas with Santa Maria.  We will also conduct initial testing of the Santa Maria, Santa Maria Norte and Guaxeba pits, and trenching and detailed mapping will continue in all areas.

Completion of three infill drill holes marked the end of data acquisition at the Vila Nova iron project.  All information from this season’s work led to an update of the iron project mineral resource model, and revised pit design work in support of a nearly completed pre-feasibility study.

Turkey

In the second quarter, we concluded drilling at the AS project over the Dogrudere anomaly area.  Final results show widespread weak copper and gold mineralization, with sporadic narrow higher concentrations of both metals.  Ongoing work is guided by the recommendations of an independent geologist, specializing in porphyry copper-gold deposits, who visited the property during the quarter.  The main recommendation was to concentrate on surface mapping and rock sampling in

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

key areas to the south of the Dogrudere area in the Solak and Temenni Tepe areas.  Results will guide potential sites for drilling later in the year.

The bulk of the exploration program at Mahmur Tepe was completed this quarter, and included  mapping and sampling a 250-meter long trench and six diamond drill holes in and around the main gold in soil anomalies.  Trench results support the presence of gold mineralized zones, but most were less than 0.1 g/t.  Individual veins (thicknesses in centimeters) did contain grades of up to 13 g/t of gold.  Most core sample results are still pending.  Nonetheless, the observed multi-stage veining and pyrite-rich felsic intrusive dikes were confirmed to represent a mafic alkalic-hosted gold system.  Key to mineralization in these systems is the presence of structural traps for economic concentrations of gold.  Such a feature has yet to be identified at Mahmur Tepe.

Our programs for the next quarter in most of Turkey will focus on reconnaissance geology and geochemical sampling work on our Pontides and Demir JV lands.  Permitting and site preparation is also planned at our second main Pontides property, the Koyulhisor (Kapikaya area), where drilling  is planned for late in the third quarter.

China

Exploration began this quarter with infill and exploration diamond drilling in the Jinlonggou and Qinlongtan deposits and regional mapping and rock sampling in two new target areas located between and slightly west of the Jinlonggou and Qinlongtan deposits.  The infill and near deposit drilling was nearly complete by the end of the second quarter.  Results are positive and have extended the size and grade of a high grade gold mineralized zone in the southwest end of Jinlonggou.

Mapping and ongoing extensive trenching in the two new target areas have outlined strike lengths of prospective structural zones in excess of one kilometer.  In the next quarter, we will map and sample the trenches in detail, conduct an  induced polarization and magnetics survey  and conclude the work activity in this area with 1,000 meters of diamond drilling.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

5.

Production

	2006 Q2	2006 Q1	2006 YTD	2005 Q4	2005 Q3	2005 Q2	2005 Q1
TOTAL GOLD PRODUCTION
Ounces produced	25,035	19,111	37,274	16,212	18,842	14,932	14,311
Cash operating cost ($/oz) [4]	378	421	425	433	368	434	403
Total cash cost ($/oz) [2,4]	388	429	434	442	377	440	413
Total production cost ($/oz) [3,4,5]	463	438	450	610	494	579	589
Realized price ($/oz sold)	615	549	584	486	435	425	428

SÃO BENTO GOLD MINE
Ounces produced	18,163	19,111	37,274	16,212	18,842	14,932	14,311
Tonnes to mill	90,024	93,626	183,650	73,057	90,074	80,244	67,328
Grade (grams/tonne)	7.23	6.99	7.10	7.85	7.69	6.93	8.31
Cash operating cost ($/oz) [4]	429	421	425	433	368	434	403
Total cash cost ($/oz) [2,4]	441	429	434	442	377	440	413
Total production cost ($/oz) [3,4]	463	438	450	610	494	579	589

KISLADAG GOLD MINE [5]
Ounces produced	6,872	n/a	n/a	n/a	n/a	n/a	n/a
Tonnes to leachpad	1,548,403	n/a	n/a	n/a	n/a	n/a	n/a
Grade (grams/tonne)	0.93	n/a	n/a	n/a	n/a	n/a	n/a
Cash operating cost ($/oz) [4]	242	n/a	n/a	n/a	n/a	n/a	n/a
Total cash cost ($/oz) [2,4]	247	n/a	n/a	n/a	n/a	n/a	n/a

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this MD&A.

5

The Kisladag gold mine commenced commercial production on July 1, 2006.  Total production cost for the Kisladag mine during the quarter ended June 30, 2006 is not presented.

Our São Bento mine produced 18,163 ounces of gold during the second quarter, a decrease from the 19,111 ounces of gold produced in the first quarter of 2006, and 22% greater than production in the second quarter of 2005.  The increase in gold production compared to the comparable period in 2005 is due to higher ore production rates as a result of the completion of the shaft-deepening project in 2005.

We expect to end commercial production at the São Bento gold mine early in 2007.  We are currently reviewing alternatives regarding the future of the assets at our mine.  An agreement with a third party was reached during the quarter ended June 30, 2006, for the processing of 500 tonnes of gold concentrate, which during Q3 and Q4 will yield approximately 3,000 ounces of gold to the Company's account.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

6.

Results of Operations

Net income for the quarter

The Company reported net income for the quarter ended June 30, 2006, of $0.2 million ($0.00 per share) and a net loss of approximately $7.2 million ($0.02 per share) for the six months then ended compared with a net loss of $11.1 million in the second quarter of 2005.

The consolidated net income for the quarter ended June 30, 2006, results from increased revenues on gold sales, increased interest revenues, and a foreign exchange gain resulting primarily from Canadian dollars on hand, offset by increased exploration activities and administrative expenses, as compared to the previous quarter ended March 31, 2006.

Revenues

Our revenues consist primarily of sales of gold bullion that we sell to a number of large institutions.  Other sources of revenue include interest earned on funds on deposit.

GOLD SALES

During the quarter ended June 30, 2006, we sold 17,907 (quarter ended March 31, 2006 – 15,656) ounces of gold at an average price of $615 (quarter ended March 31, 2006 – $549) per ounce, compared to 12,055 ounces at an average price of $425 per ounce last year during the quarter ended June 30, 2005.

As a result of the commencement of commercial production at Kisladag in July 2006, and the expected start-up of the Tanjianshan gold mine during the fourth quarter of 2006, we expect increased gold sales in the third and fourth quarters of this year.

MARKET TRENDS

Gold prices have been increasing over the past two years.  The gold price increased from an average of US$410 per ounce in 2004 to US$445 per ounce in 2005.  The gold price has further increased in 2006, averaging US$599 per ounce to the end of June 2006.

Interest and other income

The Company earned approximately $2.3 million from interest during the quarter ended June 30, 2006 (quarter ended March 31, 2006 – $0.8 million; quarter ended June 30, 2005 – $1.0 million).  These increases result from having a greater amount of funds on deposit, due primarily to the financing completed in February 2006.

Expenses

OPERATING COSTS

Operating costs during the quarter ended June 30, 2006 of $8.6 million (quarter ended March 31, 2006 – $7.7 million; quarter ended June 30, 2005 – $6.9 million) were higher due mainly to increased production and sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

At December 31, 2005, the São Bento gold mine was written down to its estimated salvage value.  Consequently there is no DD&A charge in respect of São Bento in 2006.

As the Kisladag and the Tanjianshan gold mines both enter into production, we will incur additional DD&A charges in respect of those properties.

GENERAL AND ADMINISTRATIVE

General and administrative costs of $3.6 million for the quarter ended June 30, 2006 (quarter ended March 31, 2006 – $2.7 million; quarter ended June 30, 2005 – $2.2 million) have increased due to the hiring of additional senior head office staff in the second half of 2005 to support our continued growth, as well as increased travel costs associated with supporting our international operations.

Our Turkish general and administrative costs have decreased with the beginning of operations, as much of the training of on-site technical personnel, which was expensed, has now been completed.

EXPLORATION EXPENSE

Exploration expense for the quarter ended June 30, 2006 was $3.2 million (quarter ended March 31, 2006 – $2.2 million; quarter ended June 30, 2005 – $1.6 million).  The increase over the compared periods results from greater exploration activity in Brazil and Turkey.

Exploration activities continue in Brazil, primarily on the Vila Nova project, and in Turkey, primarily on the AS Project.  We continue to evaluate these and other projects, and to advance a pipeline of projects in these and other countries.  Eldorado has budgeted $14.0 million for exploration activities in 2006.

INTEREST EXPENSE

Interest expense for the three and six months ended June 30, 2006 was nominal, as it was in 2005.  The interest on the Credit Facility (see "Capital Resources") has been capitalized to date; however, once the Kisladag gold mine begins commercial production, we expect interest expense of approximately $0.7 million per quarter based on current interest rates.

STOCK-BASED COMPENSATION ("SBC") EXPENSE

Stock-based compensation expense for the quarter ended June 30, 2006 was $0.1 million (quarter ended March 31, 2006 – $1.9 million; quarter ended June 30, 2005 – $2.0 million).  Stock-based compensation expense depends on the number of options granted, the vesting provisions associated with such grants and the underlying value of each individual grant.  Consequently, SBC expense typically varies considerably from quarter to quarter, depending on these factors.

During the first quarter of 2006, a total of 1,029,000 share purchase options were granted, and during the quarter ended June 30, 2006, a total of 385,000 share purchase options were granted.

FOREIGN EXCHANGE (GAIN) LOSS

At June 30, 2006, we held a substantial portion of our funds in currencies other than our reporting currency, the United States dollar (see "Capital Resources").  The foreign exchange gain reflects primarily the weakening of the United States dollar against these foreign currencies during the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

INCOME TAXES

A future income tax recovery ("FIT") of $0.3 million was recorded during the quarter ended June 30, 2006 (quarter ended March 31, 2006 – expense of $1.4 million; quarter ended June 30, 2005 – expense of $2.5 million).

The future income tax expense or recovery relates to a foreign FIT liability, which is denominated in Brazilian reals.  The strengthening of the real against the US dollar since year-end has resulted in a net FIT expense of $1.2 million for the year to date.

The future income tax provision is long term in nature, and has no immediate effect on cash flows.

7.

Liquidity

At June 30, 2006, we held $124.6 million in cash and short-term deposits and a further $50.0 million in a reserve account, which offsets our debt of $52.8 million (March 31, 2006 – $52.9 million).  The Company remains unhedged.

In February 2006, we completed a financing for net proceeds of Cdn$178.9 million ($155.0 million) by issuing a total of 34.5 million common shares of the Company at a price of Cdn$5.40 per common share.  This financing gives us sufficient funds to acquire late-stage development gold properties in China; to complete the development of, and to continue exploring on, our properties in Turkey, China and Brazil; to acquire other properties; and to conduct general corporate activities.

As of June 30, 2006, Tüprag, a wholly owned subsidiary of the Company, had drawn $50.0 million on its Revolving Credit Facility (see "Capital Resources").

Pursuant to the acquisition of Afcan Mining Corporation ("Afcan") in September 2005, we assumed non-interest-bearing loans totalling approximately $2.1 million.  We repaid approximately $1.0 million of these loans during 2005 and expect to repay the remaining balance of approximately $1.1 million in annual installments on December 31 over each of the next four years.

The Company has no long-term debt other than the Credit Facility and Afcan-related loans described above.  The capital lease obligations relate to routine office equipment leases.

The Company’s contractual obligations at June 30, 2006, comprise:

(US$000's)	Remainder of 2006	2007	2008	2009	2010	2011+
Long term debt	$ 1,928	$ 333	$ 360	$ 139	$ –	$ –
Capital leases	36	36	36	–	–	–
Operating leases and property expenditures	1,240	1,057	1,057	1,057	1,057	3,286
Purchase obligations	35,341	49,113	16,133	11,532	11,083	1,955
Totals	$ 38,545	$ 50,539	$ 17,586	$ 12,728	$ 12,140	$ 5,241

The Company has long term debt of $50 million relating to a Revolving Credit Facility.  Repayments under this Revolving Credit Facility are not listed in the above totals as we expect to renew each tranche as it matures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

Purchase obligations in 2006 of $35.3 million relate to construction activities at the Kisladag and Tanjianshan gold mines, and include the costs of a contract mining company.  Purchase obligations from 2006 through 2008 include energy and oxygen contracts at the São Bento gold mine and other contracts at the Kisladag gold mine.  Property expenditures for 2006 relate to land fees and contractual exploration for the Vila Nova iron ore project and the Tanjianshan gold mine.

8.

Capital Resources

Cash and working capital

At June 30, 2006, the Company had working capital of approximately $137.8 million, as compared to $30.5 million at December 31, 2005.

Credit Facility

In April 2005, Tüprag entered into a $65 million Revolving Credit Facility (the "Revolving Credit Facility") with HSBC Bank USA, National Association.  The Revolving Credit Facility is secured by cash deposits by the Company to a Reserve account, equivalent to the amounts advanced by the lender to Tüprag.

At June 30, 2006, the total debt outstanding under the Revolving Facility was $50 million and bears interest fixed at LIBOR plus 1.25% on the date of the draw.  The Company has drawn this $50 million in four tranches at a weighted average interest rate of 4.90%.  Each tranche typically has a maturity of approximately 13 months.  The Company expects to renew all scheduled repayments in 2006 as they arise.

At June 30, 2006, there remained $15 million available to draw under the Revolving Credit Facility.

Equity

At June 30, 2006, the Company had approximately 340.9 million common shares issued and outstanding.  There have been no material changes to the number of shares outstanding since June 30, 2006 to the date of this MD&A.

9.

Summary of Quarterly Results

(US$000's)	2006-Q2	2006-Q1	2005-Q4	2005-Q3	2005-Q2	2005-Q1	2004-Q4	2004-Q3
Total revenue	$ 13,265	$ 9,428	$ 9,239	$ 10,522	$ 6,154	$ 7,882	$ 9,560	$ 9,156
Net income (loss)	215	(7,456)	(22,599)	(6,507)	(11,063)	(8,957)	(10,263)	(1,343)
Net income (loss) per share – basic	$ 0.00	$ (0.02)	$ (0.08)	$ (0.02)	$ (0.04)	$ (0.03)	$ (0.04)	$ (0.00)
Net income (loss) per share – diluted	$ 0.00	$ (0.02)	$ (0.08)	$ (0.02)	$ (0.04)	$ (0.03)	$ (0.04)	$ (0.00)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

10.

Off-Balance Sheet Arrangements

None.

11.

Critical Accounting Estimates

The Company's accounting policies are presented in note 2 of the most recent annual consolidated financial statements.  The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates.  Such estimates may have a significant impact on the financial statements.  These include:

•

the estimation of mineral resources and reserves,

•

the carrying values of mineral properties,

•

the future price of gold and foreign exchange rates,

•

the carrying values of property, plant and equipment,

•

the valuation of stock-based compensation expense, and

•

expected site restoration costs.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards.  These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters.  Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

We estimate the future price of gold based on historical trends and published forecasted estimates.  Our five-year plan currently assumes the following prices:

	2006	2007	2008	2009	2010	Average
Gold price (US$/oz)	$ 475	$ 450	$ 425	$ 400	$ 400	$ 430

Recoverable values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Operating costs

We report our operating costs in accordance with the Gold Institute Standard.  Future operating costs include estimates of foreign currency exchange rates and inflation trends.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

Stock-based compensation expense

From time to time, the Company grants share purchase options to directors, employees and service providers.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.  This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates.  Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards.  The estimated costs of these reclamation activities depend on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards.  We also estimate expected mine closure dates and interest rates in determining the provision for site restoration costs.  Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

12.

Risks and Uncertainties

Gold price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining.  Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar compared to other major currencies, global and regional demand and political and economic conditions.  Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value.  Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration.  Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.  Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process.  We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest.  Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property.  The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

Capital and operations

The business of gold mining involves many operational risks and hazards.  Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects.  We also maintain adequate insurance to cover normal business risk.

As we currently have only two producing gold mines, any adverse development affecting the Kisladag and São Bento gold mines may have a negative impact on our financial performance.

We also rely on a number of key employees.  Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions may require additional capital.  Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means.  There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety.  We must obtain governmental permits and provide associated financial assurance to carry on certain activities.  We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters.  These laws and regulations are subject to change, which may restrict our ability to operate.  We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business.  Details of the Company's legal proceedings are contained in our annual financial statements and associated management’s discussion and analysis.  We cannot predict the outcome of these legal proceedings with certainty.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

Currency fluctuations

We operate in numerous countries – including the US, Canada, Brazil, Turkey and China – and we are therefore affected by currency fluctuations in these jurisdictions.

Political risk

Eldorado conducts operations in a number of countries outside of North America, namely Brazil, Turkey and China.  These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

13.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian generally accepted accounting principles ("GAAP"), as well as some non-GAAP performance measures.  Because non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies.  We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance.  Accordingly, such non-GAAP measures are intended to provide additional information and should not be considered in isolation, or as a substitute for measures of performance prepared in accordance with GAAP.  We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

(US$000's, except $/oz figures)	2006 Q2	2006 Q1	2006 YTD
Cash operating cost
Operating costs	$ 8,574	$ 7,747	$ 16,321
Royalty expense and production taxes	(204)	(156)	(360)
Inventory adjustments	1,901	1,451	3,352
FV of stock option grants	(33)	(33)	(66)
Expense of contractual severance costs	(344)	(344)	(688)
Expense of certain capital costs	(436)	(628)	(1,064)
Cash operating cost	$ 9,458	$ 8,037	$ 17,495

Gold ounces produced	25,035	19,111	44,146

Cash operating cost per ounce	$ 378	$ 421	$ 396

14.

Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

15.

Disclosure of Outstanding Share Data

The following details the share capital structure as at August 1, 2006, the date of this MD&A.  These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Equity type	Weighted average exercise price (Canadian dollars)	Number outstanding	Total
Common shares			340,867,847

Share purchase options – Employee and D&O plans	C$ 3.79	7,211,335
Share purchase options – Afcan plan	C$ 1.47	91,538	7,302,873

Warrants	C$ 2.44	92,308	92,308

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Certain of the statements made in this document may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario).  Such forward-looking statements or information include, but are not limited to, statements or information with respect to unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Specific reference is made to "Forward-Looking Statements and Risk Factors" in our Prospectus dated January 31, 2006.  Forward-looking statements include statements regarding the expectations and beliefs of management.  Such factors include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; the speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Prospectus dated January 31, 2006 and Annual Information Form dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the US.